December 29, 2011	Martin R. Rosenbaum Direct Phone: (612) 672-8326 Direct Fax: (612) 642-8326 Martin.Rosenbaum@maslon.com

Via EDGAR and Federal Express

Mr. Jeffrey Riedler, Assistant Director

Securities and Exchange Commission

450 Fifth Street NW

Washington, DC 20549

Re:	GWG Holdings, Inc. (the “Company”)
Amendment No. 9 to Registration Statement on Form S-1
Filed December 15, 2011
File No. 333-174887

Dear Mr. Riedler:

This letter will respond on behalf of the Company to your comment letter dated December 21, 2011 (the “Comment Letter”) with respect to Amendment No. 9 to Registration Statement on Form S-1, SEC File No. 333-174887, filed by the Company on December 15, 2011 (the “Registration Statement”). To facilitate your review, we have included in this letter your original comments (in bold) followed by our responses. Also enclosed you will find three copies of Amendment No. 10 to Registration Statement on Form S-1 (“Amendment No. 10”) that are marked to indicate changes from the Registration Statement filed on December 15, 2011.

Consolidated Financial Statements

Notes to Consolidated Financial Statements

Nature of business and summary of significant accounting policies, page F-7

1.

Please refer to your response to part a of prior comment one. Your disclosure on page 68 indicates “the larger purpose of the transaction was to facilitate cooperation among the Company and the Athena entities in future financing efforts that may permit Athena to raise capital from global markets outside of the United States for the purpose of financing the acquisition of life insurance policies in the secondary market.” Based on your disclosure it appears that no specific services were to be provided by Athena and there were no specific financing efforts when the Purchase and Sale Agreement was entered into. Please tell us if the nature of the specific investment banking and management services to be provided by Athena and if the services to be provided were documented in a written agreement. If so, please tell us why the agreement was not filed as an exhibit.

RESPONSE: Reference is made to the Purchase and Sale Agreement dated July 11, 2011 with Athena Securities Group Ltd. and Athena Structured Funds PLC (the “Athena Agreement”), filed as Exhibit 10.14 to Amendment No. 2 to the Form S-1 filed on August 23, 2011. Section 5.1 of the Agreement provides, in part:

Jeffrey Riedler, Assistant Director

December 29, 2011

“5.1 Global Capital Markets. Athena Securities agrees to work exclusively with GWG and use commercially reasonable efforts to develop an investment security which can be offered and sold to global capital markets outside the United States for the purpose of purchasing and financing life insurance policy related assets within the United States. In furtherance thereof, the parties agree: (i) to use commercially reasonable efforts to agree upon, develop and execute proper definitive documentation relating to the offer and sale of any such investment security; and (ii) that any marketing of any such investment security by Athena Securities shall be conducted exclusively outside the United States of America. . . .”

This provision constitutes the full description of the services to be rendered by Athena under the Athena Agreement. All of these services were post-closing, prospective services to be rendered by Athena after the Athena Agreement was entered into on July 11, 2011.

2.

Your response to part b of prior comment one and your revised disclosure in Note 5 appears to refer to assumptions related to the Athena transaction to estimate the fair value of your common stock and not assumptions used in a valuation method used to determine fair value at the enterprise level. For example, in your response you state that you considered both the cost or market approaches. In the next sentence you refer the determination of the replacement of Athena’s investment banking skills and management services could not be done. In Note 5 you disclose that “the significant assumptions included in the valuation model include an expected six year term of Athena’s minority ownership interest, the estimated cash flows over the term…” Please tell us the following and revise your disclosure accordingly:

•	The valuation approach used to determine fair value at the enterprise level and the significant assumptions used in the valuation;
•	The method used to allocate enterprise value to your preferred and common stock;
•	Whether or not the valuation used to determine the fair value was contemporaneous or retrospective; and,
•	If the valuation specialist was a related party, please state that fact.

RESPONSE: The Company has expanded its disclosure in footnote 5 on page F-17 to more fully describe the valuation approach management used to determine fair value at the enterprise level and the significant assumptions used in the valuation. Further information in response to your comment is as follows:

•

Management of the Company estimated the fair value of the GWG common stock transferred to Athena contemporaneously with entering into the Athena Agreement, based on the income approach using a discounted cash flow model of the enterprise. The Company has updated its disclosures in footnote 5 on page F-17 to include the significant assumptions when determining the value of the common stock issued to Athena. These included assumed debt financing amounts, internal rate of return, weighted average cost of capital and the resulting assumed pretax net income over a six year period. As stated therein, based on these assumptions, management’s analysis resulted in an enterprise value of $56,594,000.

Jeffrey Riedler, Assistant Director

December 29, 2011

•

Pursuant to ASC 505-50-25-7, if fully vested, nonforfeitable equity instruments are issued at the date the grantor and grantee enter into an agreement for goods or services (i.e., no specific performance is required by the grantee to retain those equity instruments), then, because of the elimination of any obligation on the part of the counterparty to earn the equity instruments, a measurement date has been reached. Since the shares issued by the Company to Athena at the date of the Athena Agreement (July 11, 2011) are not subject to forfeiture, the fair value was fixed and determinable on that date, and the fair value of the shares issued are not subject to revaluation in the future.

•

The significant assumptions used are inherently uncertain, and therefore the estimated value could be materially higher or lower than the value that would have been determined had a ready market value for our common stock existed. Management of the Company has engaged an independent valuation specialist to determine an enterprise value at December 31, 2011 as part of the process of preparing audited financial statements. Management will continue to be responsible for the estimates and valuation approach used by the independent valuation specialist and for the results of the valuation.

•	The enterprise value did not include an allocation to preferred stock, as no shares of preferred stock had been issued on the measurement date.

•	The fair value of the shares issued to Athena were estimated contemporaneously with the date of the Athena Agreement using future financial projections.

•

As stated above, the Company did not use a valuation specialist as part of its preparation of its unaudited financial statements as of September 30, 2011. However, the Company has engaged an independent valuation specialist to conduct a valuation of the Athena transaction as part of the preparation of audited financial statements as of December 31, 2011.

3.	Based on your responses to the above two comments we will consider your response to part c of prior comment one.

RESPONSE: Not applicable.

4.

In addition, in your response to part d of prior comment one you stated that there was no gain recognized by the Company on the purchase of the Athena shares during the nine months ended September 30, 2011. However you disclose in your statement of cash flows on page F-5 an adjustment of $3,488 for a gain on your investment in Athena Securities Group, Ltd. Please tell us what the cash flow adjustment represents and revise your disclosure accordingly.

Jeffrey Riedler, Assistant Director

December 29, 2011

RESPONSE: There was no gain recorded with respect to the purchase of the Athena shares. The adjustment represents a refund of professional fees related to the transaction. We have revised the Consolidated Statement of Cash Flows on page F-5 appropriately.

*  *  *  *

As you requested, on behalf of the Company, the Company acknowledges as follows:

[1] the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

[2] staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[3] the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have additional comments or questions regarding the Registration Statement or the amendment, please direct them to the undersigned by telephone at (612) 672-8326, by fax at (612) 642-8326, or by email at martin.rosenbaum@maslon.com; to my partner, Paul Chestovich, by telephone at (612) 672-8305, by fax at 612-642-8305 or by email at paul.chestovich@maslon.com, or to Jon R. Sabes, the Company’s Chief Executive Officer by telephone at (612) 746-1914, by fax at (612) 746-0445, or by email at jsabes@gwglife.com.

Very truly yours,

/s/ Martin R. Rosenbaum

Martin R. Rosenbaum

Enclosures

cc:	Jon Sabes
Jon Gangelhoff
Paul Chestovich, Esq.